UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM SD

Specialized Disclosure Report

Spirit AeroSystems Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33160	20-2436320
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3801 South Oliver
Wichita, Kansas 67210
(Address of principal executive offices) (Zip code)

Sheila Hanus
(316) 523-3152
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐                                  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Spirit AeroSystems Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://investor.spiritaero.com/Docs, under the “Other Filings” tab (Filing Type: SD). Information on our website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, a copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

Signature	Title	Date

/s/ Kailash Krishnaswamy	Senior Vice President and Chief Procurement Officer	May 29, 2025
Kailash Krishnaswamy

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report of Spirit AeroSystems Holdings, Inc.

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